UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JDA SOFTWARE GROUP, INC.

(Name of Subject Company)

RP CROWN ACQUISITION SUB, LLC

RP CROWN PARENT, LLC

RP CROWN HOLDING, LLC

RP HOLDING, L.L.C.

(Name of Filing Persons (Offerors))

REDPRAIRIE HOLDING, INC.

NEW MOUNTAIN PARTNERS III, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

(Name of Filing Persons (Other Person(s))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Laura Fese

Chief Legal Officer

RedPrairie Corporation

c/o RedPrairie Holding, Inc.

20700 Swenson Drive

Waukesha, WI 53186

(262) 317-2341

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Abigail Bomba, Esq.

Richard Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,992,034,458	$271,714

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 43,091,829 shares of common stock, par value $0.01, of JDA Software Group, Inc. outstanding (including restricted shares) multiplied by the offer price of $45.00 per share, (ii) 184,537 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding options, multiplied by the offer price of $45.00 per share minus the weighted average exercise price for such options of $14.10 per share, (iii) 323,284 restricted stock units multiplied by the offer price of $45.00 per share, (iv) 684,483 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding warrants and performance share awards (assuming target level performance) multiplied by the offer price of $45.00 per share, and (v) 41,121 shares of common stock, par value $0.01, of JDA Software Group, Inc. reserved for issuance pursuant to JDA Software Group, Inc.’s Employee Stock Purchase Plan multiplied by the offer price of $45.00 per share. The calculation of the filing fee is based on information provided by JDA Software Group, Inc. as of October 26, 2012, the most recent practicable date.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒    Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by RP Holding, L.L.C., a Delaware limited liability company (“RP LLC”), RP Crown Holding, LLC, a Delaware limited liability company (“Holdco”), RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), RP Crown Acquisition Sub, LLC, a Delaware limited liability company (“Purchaser”), New Mountain Partners III, L.P., a Delaware limited partnership (“NMP”), RedPrairie Holding, Inc., a Delaware corporation (“RHI”), and New Mountain Capital, L.L.C. (“NMC”). Purchaser is a direct wholly-owned subsidiary of Parent. Parent is a direct wholly-owned subsidiary of Holdco. Holdco is a direct wholly-owned subsidiary of RP LLC. NMP owns all of the outstanding membership units of RP LLC. RHI is a holding company for RedPrairie Corporation, a Delaware corporation, which engages in the business of providing supply chain, workforce and all-channel commerce software. As of the date hereof, RP LLC holds approximately 80.25% of the outstanding equity interests of RHI, on a fully diluted basis. This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of JDA Software Group, Inc., a Delaware corporation (the “Company”), at a price of $45.00 per share net to the seller thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 15, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address.  The name, address and telephone number of the subject company’s principal executive offices are as follows:

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, AZ 85260-3649

(480) 308-3000

(b) Securities.  This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. As of November 7, 2012, based on information provided by the Company, 43,103,677 Shares were outstanding.

(c) Trading Market and Price.  The information set forth under the caption THE TENDER OFFER – Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms.  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 11 (“The Merger Agreement; Other Agreements”)

(b) Significant Corporate Events.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER – Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER – Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER – Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER – Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER – Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER – Section 15 (“Certain Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 filed with the Form 8-K, dated November 2, 2012, by the Company

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER – Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER – Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions.  None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information.  Not Applicable.

(b) Pro Forma Information.  Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER – Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER – Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER – Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER – Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 1, 2012)

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012

(a)(1)(H)	Press Release issued by RedPrairie Corporation on November 15, 2012

(a)(5)(A)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of the State of Arizona

(b)(1)	Debt Commitment Letter among RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC, and Credit Suisse AG, dated November 1, 2012

(d)(1)	Agreement and Plan of Merger, dated November 1, 2012, by and among RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC and JDA Software Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 2, 2012)

(d)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012

(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holding, Inc. and New Mountain Capital, L.L.C.

(d)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC, dated November 1, 2012

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2012

RP HOLDING, L.L.C.
/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN HOLDING, LLC
/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN PARENT, LLC
/s/ Jack Qian
Name: Jack Qian Title: Vice President

RP CROWN ACQUISITION SUB, LLC
/s/ Jack Qian
Name: Jack Qian Title: Vice President

NEW MOUNTAIN PARTNERS III, L.P. By: NEW MOUNTAIN INVESTMENTS III, L.L.C. its general partner
/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

REDPRAIRIE HOLDING, INC.
/s/ Laura L. Fese
Name: Laura L. Fese Title: Chief Legal Officer

NEW MOUNTAIN CAPITAL, L.L.C. By: New Mountain Capital Group, L.L.C., its managing member
/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Managing Member

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 1, 2012)

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012

(a)(1)(H)	Press Release issued by RedPrairie Corporation on November 15, 2012

(a)(5)(A)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of the State of Arizona

(b)(1)	Debt Commitment Letter among RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC, and Credit Suisse AG, dated November 1, 2012

(d)(1)	Agreement and Plan of Merger, dated November 1, 2012, by and among RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC and JDA Software Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 2, 2012)

(d)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012

(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holding, Inc. and New Mountain Capital, L.L.C.

(d)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC, dated November 1, 2012

(g)	None

(h)	None